Jonathan W. Thayer	100 Constellation Way
Senior Vice President and Chief Financial Officer	Suite 1800P
Baltimore, Maryland 21202-3106
410.470.2821

July 26, 2010

By Electronic Transmission

Mr. Scott Stringer

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Constellation Energy Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-12869

Dear Mr. Stringer:

This letter is in response to your letter dated July 22, 2010.  For your convenience, we have restated each of your comments and followed them with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 91

2 Other Events, page 103

1.              We note your response to comment one.  Please tell us if a call option exists which gives CEG the right to purchase the minority interest in CENG from EDF at fair value or less.  If a call option exists, then please explain to us the exact terms of the call option and the feasibility of exercising the call option.  We may have further comment.  Refer to FASB ASC 810-10-25-13-f.

Response:

We do not have any option to purchase EDF’s interest in CENG.  Therefore, the provisions of FASB ASC 810-10-25-13-f are not applicable.

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Please feel free to contact Bryan P. Wright, Vice President, Chief Accounting Officer and Controller at (410) 470-3213 or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer